Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kobex Minerals Inc. (the “Issuer”)
(formerly IMA Exploration Inc.)
#1700 - 700 West Pender Street
Vancouver, BC  V6C 1G8
Phone:  (604) 688-9368

2.	Date of Material Change

December 31, 2012

3.	Press Release

The press release was released on December 31, 2012 through various approved public media and filed with the TSX Venture Exchange, the NYSE MKT Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.	Summary of Material Change(s)

Kobex Minerals Inc. announced the resignation of Alex Davidson as Director.

5.           Full Description of Material Change

Kobex Minerals Inc. announced the resignation of Alex Davidson as Director.  Mr. Davidson has been a director for Kobex since the Company’s formation in October 2009.  (See attached news release).

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Alfred Hills
President & Chief Executive Officer
Phone: (604) 688-9368

9.	Date of Report

January 9, 2013

1700-700 West Pender Street Vancouver, British Columbia V6C 1G8 CANADA T: +1.604.688.9368 F:+1.604.688.9336 www.kobexminerals.com TSX-V: KXM NYSE MKT: KXM

NEWS RELEASE

Kobex Minerals Inc. Announces Resignation of Director

Vancouver, BC – December 31, 2012 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE MKT:KXM) announces the resignation of Alex Davidson as Director of Kobex Minerals Inc.  Mr. Davidson has been a Director for Kobex since the Company’s formation in October 2009.  Roman Shklanka, Chairman of the Board of Directors on behalf of the Company thanks Mr. Davidson for his service and contribution to the Company.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
________________________
Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.